UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 000-15688

NOMAD ROYALTY COMPANY LTD.
(Translation of registrant’s name into English)

1275 Av. des Canadiens-de-Montréal, Suite 500
Montreal, Québec H3B 0G4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

In connection with the establishment of the Registrant’s at-the-market equity program as more fully described in exhibit 99.1 to this Current Report on Form 6-K, investors are cautioned that the information below with respect to the Registrant’s consolidated Capitalization has been disclosed in a Canadian prospectus supplement of the Registrant dated June 22, 2021 to a Canadian short form base shelf prospectus dated September 30, 2020 filed with the securities regulatory authorities in each of the provinces of Canada on June 22, 2021.

Share Consolidation

On May 31, 2021, the Registrant filed Articles of Amendment to consolidate its issued and outstanding common shares (the “Common Shares”) on the basis of one (1) post-consolidated Common Share for every ten (10) pre-consolidated existing Common Shares previously issued and outstanding (the “Consolidation”). The Common Shares commenced trading on a consolidated basis on the Toronto Stock Exchange and the OTCQX on Thursday, June 3, 2021. The Consolidation was approved by the Registrant’s shareholders at the annual and special meeting held on May 10, 2021. As a result of the Consolidation, the Registrant’s issued and outstanding Common Shares were reduced from 566,466,466 to 56,646,501. In addition, the exercise or conversion price and the number of Common Shares issuable under the Registrant’s outstanding common share purchase warrants, stock options, restricted share units, deferred share units and other securities exercisable for or convertible into Common Shares were proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

Consolidated Capitalization

Other than for the CMC Share Acquisition (as defined below), including the amounts drawn down under the revolving credit facility in connection therewith, there have been no material changes in the Registrant’s share and loan capital, on a consolidated basis, since March 31, 2021, being the date of the Interim Financial Statements (as defined below).

The following table sets forth the Registrant’s consolidated capitalization as at (i) March 31, 2021, and (ii) March 31, 2021 after giving effect to the acquisition of 3,000 of CMC Compania Minera Caserones (the “CMC Share Acquisition”), a private Chilean contractual mining company which holds the payment rights to 32.5% of a 2.88% net smelter return royalty on the Caserones mine located in Chile, as if it had occurred on March 31, 2021. The table should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Registrant as at March 31, 2021 and for the three months ended March 31, 2021 and 2020 (the “Interim Financial Statements”), along with the related notes thereto and the management’s discussion and analysis of the Registrant for the three months ended March 31, 2021. This table is presented on a post-Consolidation basis.

	March 31, 2021	March 31, 2021 after giving effect to the CMC Share Acquisition
	(in thousands of US$)	(in thousands of US$)
Deferred payment liability – host contract(1)	9,204	9,204
Deferred payment liability – conversion option(1)	2,619	2,619
Revolving credit facility	-	23,000	(2)
Total indebtedness	11,823	34,823
Common shares	254,988	254,988
Warrants(3)	2,838	3,162
Contributed surplus	3,540	3,540
Retained earnings	10,929	10,929
Total equity	272,295	272,619
Total capitalization	284,118	307,442

Notes:

(1) Pursuant to the terms of the Deferred Payment (as described in Note 5 to the Interim Financial Statements), the Registrant exercised the option to pay up to US $10 million of the Yamana Cash Consideration (as defined therein) through the Deferred Payment, which has a term of two years (subject to early redemption features), bears interest at an annual rate of 3%, payable on a quarterly basis, and is convertible at any time, in whole or in part, at the option of Yamana Gold Inc., into common shares of the Registrant at a price of CDN $9.00 per share (on a post-Consolidation basis).

(2) Amount drawn down under the revolving credit facility in connection with the CMC Share Acquisition.

(3) Consisting of (i) 22,881,734 common share purchase warrants issued and outstanding as at March 31, 2021 entitling the holders thereof to acquire up to 2,288,173 Common Shares (22,881,734 Common Shares on a pre-Consolidation basis); and (ii) 2,000,000 common share purchase warrants (the “CMC Warrants”) issued in connection with the CMC Share Acquisition entitling the holder thereof to acquire up to 200,000 Common Shares with an exercise price of US $10.85 per Common Share (2,000,000 Common Shares with an exercise price of US $1.085 on a pre-Consolidation basis). The fair value of the CMC Warrants was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: risk-free interest rate of 0.35%, average projected volatility of 45%, dividend yield of 1.96%, average expected life of three years. The fair value of the CMC Warrants represents US $0.162 per warrant.

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SUBMITTED HEREWITH

Exhibit
Number	Description of Exhibit
99.1	Press release dated June 22, 2021.
99.2	Equity Distribution Agreement dated June 22, 2021.
99.3	Material change report dated June 23, 2021.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOMAD ROYALTY COMPANY LTD.

/s/ Vincent Metcalfe
Vincent Metcalfe
Chief Executive Officer

Dated: June 23, 2021

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